SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and YPFB sign an agreement on Bolivian gas

(Rio de Janeiro, february 15, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, clarifies that during a meeting held in Brasília, attended by the Bolivian Hydrocarbon Minister, Carlos Villegas Quiroga, the Brazilian Mines & Energy Minister, Silas Rondeau Cavalcanti Silva, by the President of Yacimientos Petrolíferos Fiscales Bolivianos, Manoel Morales Olivera, and by the President of Petrobras, José Sergio Gabrielli, it was decided that:

  No change will be made to the Bolivian natural gas volumes or to the basic purchase price formula, as provided for by the current gas purchase & sale agreement (GSA) between YPFB and Petrobras.

  Petrobras has accepted to pay YPFB, at current international market prices, for the liquid hydrocarbon fractions present in the natural gas actually delivered that increase its calorific content above 8900 kilocalories (kcal) per cubic meter (m3), equivalent to 1000 BTU per cubic foot.

Currently, under the terms of the GSA, the natural gas YPFB delivers to Petrobras has a calorific power of no less than 9200 kcal/m3 (1034 BTU/cubic foot), reflecting the presence of natural gas liquids (ethane, butane, propane, and natural gas), which have higher values in the international market than methane, a basic component of natural gas for thermal use.

Acknowledging this quality benefit, Petrobras accepted to pay YPFB for the calorific value that surpasses 8900 kcal/m3 (1000 BTU/cubic foot), as per a formula that is yet to be negotiated based on international quotes and will be included in an additive to the GSA agreement. YPFB will ensure the maintenance of a minimum 9200-kcal/m3 calorific power. Petrobras will analyze the best way to use these more noble gas components.

YPFB took-on the commitment to register the operation agreements it signed with Petrobras on 10/282006 at a notary public, in addition to Petrobras’ use of gas swap agreements to adjust gas availability for exports to the Bolivian internal market’s requirements.

Petrobras informs that the gas sale agreements the state-owned company had already signed with distributors in Brazil will not be changed. Only the new agreements will take the new market conditions into account.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.